UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2023

Commission File Number 001-31583

NAM TAI PROPERTY INC.

(Translation of registrant’s name into English)

Namtai Industrial Estate

No. 2 Namtai Road, Gushu Community, Xixiang Township

Baoan District, Shenzhen City, Guangdong Province

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☑            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

NAM TAI PROPERTY INC.

Form 6-K

CONTENTS

The Board of Directors of Nam Tai Property Inc. (the “Company”), a company incorporated under the laws of the British Virgin Islands, is providing the following updates.

Interim Preservation Order

As previously disclosed, on April 23, 2021, the arbitrator in the ongoing arbitration in Hong Kong (the “Hong Kong Arbitration”) granted Greater Sail Ltd. (“GSL”) an interim preservation order requiring, among other things, that the Company not dissipate the funds held by Triumph Commitment (Hong Kong) Limited (“Triumph”), a subsidiary of the Company, in its Hong Kong Credit Suisse account. On April 29, 2021, GSL obtained an order before the High Court of the Hong Kong Special Administrative Region, Court of First Instance (the “Hong Kong Court”) enforcing the arbitrator’s interim preservation order. Such interim preservation order related to the previously disclosed 2020 private placement conducted by the prior management team of the Company.

On April 29, 2023, the arbitrator issued an order discharging the interim preservation order, effective as of May 8, 2023. However, the Hong Kong Court’s order remains in place.

GSL’s Applications

As previously disclosed, on April 6, 2023, the arbitrator issued a partial award in the Hong Kong Arbitration, dismissing all of GSL’s claims against the Company. The arbitrator also accepted some of the Company’s counterclaims. On April 20, 2023, GSL initiated proceedings before the Hong Kong Court to have the arbitrator’s partial award set aside.

Further, on April 20, 2023, GSL filed two additional applications before the Hong Kong Court. The first application requested that the Hong Kong Court maintain its April 29, 2021 order enforcing the arbitrator’s interim preservation order. The second application requested that the Hong Kong Court grant a new freezing order preventing the Company from dissipating its assets, including amounts held by Triumph in its Hong Kong Credit Suisse account, until GSL’s aforementioned application to set aside the arbitrator’s award is determined.

The initial hearing regarding GSL’s applications is scheduled for June 16, 2023.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 9, 2023

NAM TAI PROPERTY INC.

By:	/s/ Yu Chunhua
Name:	Yu Chunhua
Title:	Chief Executive Officer